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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 14D-9

                     SOLICITATION/ RECOMMENDATION STATEMENT
          UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                           REDWOOD MICROCAP FUND, INC.
                            (NAME OF SUBJECT COMPANY)

                           REDWOOD MICROCAP FUND, INC.
                        (NAME OF PERSON FILING STATEMENT)

                    COMMON STOCK, $0.001 PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  758058 10 10
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                  STAN PITTMAN
                               SECRETARY/TREASURER
                           REDWOOD MICROCAP FUND, INC.
                                6180 LEHMAN DRIVE
                           COLORADO SPRINGS, CO 80918
                                  719-593-2111
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO
           RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSONS
                                FILING STATEMENT)

                                 WITH COPIES TO:

                               CLIFFORD L. NEUMAN
                               TEMPLE-BOWRON HOUSE
                                1507 PINE STREET
                                BOULDER, CO 80302


 [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
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                                TABLE OF CONTENTS


Item 1.  Subject Company Information..........................................1

Item 2.  Identity and Background of Filing Person.............................1

Item 3.  Past Contacts, Transactions, Negotiations and Agreements.............3

Item 4.  The Solicitation or Recommendation...................................4

Item 5.  Persons/Assets Retained, Employed, Compensated or Used..............13

Item 6.  Interest in Securities of the Subject Company.......................13

Item 7.  Purposes of the Transaction and Plans or Proposals..................13

Item 8.  Additional Information..............................................13

Item 9.  Exhibits............................................................14

SIGNATURE....................................................................15

















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ITEM 1.  SUBJECT COMPANY INFORMATION

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with Exhibits and Annexes hereto, this "Statement") relates is Redwood Microcap Fund, Inc., a Colorado corporation ("Redwood" or the "Company"). The address of the principal executive offices of the Company is 6180 Lehman Drive, Colorado Springs, CO 80918. The telephone number of Redwood at its principal executive offices is (719) 593-2111.

The title of the class of equity securities to which this Statement relates is the Company's common stock, par value $0.001 per share (the "Common Stock"). As of April 30, 2005 there were 2,499,544 shares of Common Stock outstanding ("Shares").

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON

The Company is both the subject company and the filing person. The Company's name, business address and business telephone number are set forth in Item 1 above.

This Statement relates to the tender offer by Gibbs Holdings LLC, an Oklahoma limited liability company ("Holdings" or "Purchaser"), to purchase all of the outstanding Common Stock held by shareholders not owned by Purchaser or a controlled subsidiary of Redwood, at a purchase price of $1.60 in cash per Share (the "Offer Price"), upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase dated April 25, 2005 (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal" which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the "Offer").

The principal executive office of Purchaser is 807 Wood n Creek, Ardmore, OK 74301,and its telephone number is (580) 226-6700.

The Offer is described in a combined Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO"), initially filed by Purchaser with the Securities and Exchange Commission (the "Commission") on April 25, 2005.

Holdings is wholly owned by John D. Gibbs ("Gibbs"). Gibbs is also the sole manager and President of Holdings. Gibbs has been Vice-President of TDP Energy Company ("TDP") and President of its wholly owned subsidiaries TriPower Resources, Inc. ("TriPower") and Buttes Energy Inc. ("Buttes") since 1992. Redwood owns 57.5% of TDP. Gibbs organized Holdings in March 2005 for purposes of acquiring control of Redwood and thereby to acquire control of TDP, TriPower and Buttes. On March 24, 2005, Holdings entered into a stock purchase agreement ("Agreement") with John Power (the former President of Redwood), Randy Butchard and Allan Williams (the "Selling Shareholders") whereby Holdings acquired in a "first closing" 901,632 shares of Redwood common stock and agreed to acquire in a "second closing" an additional 670,731 shares of Redwood common stock for the aggregate purchase price of $2,515,781, or $1.60 per share, payable $375,000 is cash and $2,140,781 in promissory notes to the Selling Shareholders. The second closing is subject to Federal Communications Commission ("FCC") approval of the sale of control of Redwood by reason of Redwood's ownership and

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control of subsidiaries which own radio stations and associated FCC licenses. As a result of the first closing, Holdings owns 989,176 shares of Redwood common stock, representing 44% of the voting shares outstanding and after the second closing, Holdings will beneficially own 1,659,907 shares of Redwood common stock representing 72% of the voting shares outstanding. These shares exclude certain shares which Gibbs separately has a right to acquire. Holdings committed to the Selling Shareholders that it would make the Offer to all of the other shareholders of Redwood other than TriPower (the "Public Shareholders").

If, after the completion of the Offer, Purchaser owns at least 90% of the outstanding voting Shares, Purchaser will then be permitted under Colorado law to effect a "short-form" merger with the Company without the approval of the Company's board of directors or the remaining holders of Shares (the "Second-Step Transaction"). Purchaser has stated that it will effect the Second-Step Transaction as soon as possible after it completes the Offer. Each Share that Purchaser does not acquire in the Offer will be converted in the Second-Step Transaction into the right to receive $1.60 in cash, unless the holder of the Share properly perfects appraisal rights under Colorado law. After completion of the Second-Step Transaction, the Company will be wholly owned by Holdings.

The Offer is conditioned upon there having been validly tendered and not withdrawn prior to the expiration date of the Offer at least that number of Shares that would, when combined with the Shares owned directly or indirectly by Purchaser, represent at least 90% of all voting Shares then outstanding, or 403,923 Shares (the "Minimum Condition"). The Minimum Condition may be waived by Purchaser. The Offer is not conditioned upon the availability of financing. However, in addition to the Minimum Condition, Purchaser will not be required to accept for payment or pay for any Shares, may postpone the acceptance for payment of or payment for tendered Shares, and may, in its sole discretion, terminate or amend the Offer as to any Shares not then paid for, if at or prior to the time of the expiration of the Offer any of the following conditions are not satisfied:

o The second closing of the Agreement with the Selling Shareholders has occurred.

o    FCC shall have approved the transfer of control of Redwood to Purchaser.

o No legal action shall be pending, or shall have been threatened or taken, that might adversely affect the Offer.

o No commencement or escalation of a war, armed hostilities or other international or national calamity, including, but not limited to, an act of terrorism.

o No decrease in the price of Redwood common stock by more than 15% from the close of trading on March 28, 2005.

o No decline in the Dow Jones Industrial Average, the S&P 500 or the New York Stock Exchange Composite Index by more than 10% from the close of business on March 28, 2005.

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o    No one shall have proposed, announced or made a tender or exchange offer
     (other than the Offer), merger, business combination or other similar transaction involving Redwood.

o No one (including certain groups) shall have acquired, or proposed to acquire, beneficial ownership of more than 5% of the outstanding shares (other than anyone who publicly disclosed such ownership in a filing with the Securities and Exchange Commission prior to March 28, 2005). In addition, no new group shall have been formed which beneficially owns more than 5% of the outstanding shares. Finally, no one shall have made a public announcement reflecting an intent to acquire Redwood or any of Redwood's subsidiaries or any of their respective assets or securities.

o No material adverse change in Redwood's business condition (financial or otherwise), assets, income, operations, prospects or stock ownership shall have occurred during the Offer.

Before buying the Shares from the Selling Shareholders in the first closing, Holdings required the Board of Redwood to approve the Offer. Because John C. Power, Redwood's director and President, was entering into an agreement to sell all of his shares to Holdings, the Board determined that he had conflicts of interest in determining whether to approve the Holdings tender offer or any other transaction that would ultimately result in Holdings acquiring ownership of all of Redwood's outstanding shares. As such, on March 22 and 24, 2005, the two independent directors ("Independent Directors") of Redwood held meetings and ultimately determined to approve the tender offer, subject to any changes in circumstances that might occur between the date of the first closing and the commencement of the tender offer. On April __, 2005, the Independent Directors met and reconfirmed their approval of the Offer.

With respect to all information described herein as contained in the Schedule TO, the Offer to Purchase and the Letter of Transmittal and all information regarding Purchaser, Gibbs or their affiliates and their officers or directors or actions or events with respect to any of them, the Company takes no responsibility for the accuracy or completeness of such information or for any failure by such parties to disclose events or circumstances that may have occurred and may affect the significance, completeness or accuracy of any such information.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

In considering the position that the Independent Directors of the Company have taken with respect to the Offer, the shareholders of the Company should be aware that John Power, the former President of the Company, and Gibbs, the current President, have interests in connection with the Offer that present them with actual or potential conflicts of interest, as summarized below.

GIBBS CONTROLS THE PURCHASER. Gibbs is the sole owner and manager of Holdings, which is the Purchaser in the Offer. As such, his interests may conflict with the interests of the Company.

DIRECTOR AND OFFICER OWNERSHIP OF SHARES. One of the Independent Directors, John Smith, owns 12,000 Shares and assuming he tenders all of his Shares in the Offer will receive the same consideration as other shareholders who tender Shares. To the knowledge of the Company, Mr.

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Smith intends to tender his Shares in the Offer. John C. Power has already agreed to sell his Shares to Gibbs. Gibbs owns 29,200 Shares as a beneficiary of individual retirement accounts and he intends to tender these Shares in the Offer. The second closing under the Agreement is not conditioned on the completion of the Offer.

CONSULTING BY MR. POWER AND CHANGES IN MANAGEMENT. Under the terms of the Agreement between Holdings and the Selling Shareholders, John C. Power resigned as President and a director of Redwood and its controlled subsidiaries. Holdings has agreed to cause Redwood to engage John C. Power as a consultant after the first closing for a term to be determined by Holdings at a monthly fee of $10,500 per month. Gibbs has been appointed President of Redwood and will continue to be employed by TriPower. If Redwood is deregistered under the Investment Company Act of 1940 (the "1940 Act"), Holdings has indicated it will change the Board to persons designated by Holdings. Until that time, it is expected that the Independent Directors will remain as directors of Redwood.

INDEMNIFICATION AND RELATED ARRANGEMENTS. The Company's certificate of incorporation and bylaws contain limited immunities from monetary liability for the directors and limited rights to indemnification in favor of the directors and officers. The directors and officers are also covered by director and officer insurance. As a condition to the first closing of the Agreement, Redwood and John C. Power entered into a separate indemnity agreement whereby Redwood agreed to indemnify him to the fullest extent permitted by Colorado and federal law.

COMPENSATION OF INDEPENDENT DIRECTORS. In addition to the compensation paid to each member of the Board for attending Board meetings, each Independent Director is entitled to compensation of $2,000 per meeting.

Except as described in this Statement (including the Exhibits hereto) or incorporated herein by reference, to the knowledge of the Company, as of the date hereof, there exists no other material agreement, arrangement or understanding or any actual or potential conflict of interest between the Company or its affiliates and (1) the Company or its executive officers, directors or affiliates or (2) Purchaser or its affiliates.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

At a meeting of the Independent Directors held on May 2, 2005, the Independent Directors reconfirmed their earlier approval of the Offer and unanimously determined that the Offer is fair to the Company's shareholders being asked to tender their Shares. Accordingly, the Independent Directors recommend that shareholders accept the Offer and tender their Shares pursuant to the Offer.

BACKGROUND OF THE OFFER

Redwood is a Colorado corporation and is registered as a closed-end, diversified management investment company under the 1940 Act. Since 1992, when Redwood terminated its then existing investment management agreement with Citadel Asset Management, Ltd, Redwood has operated on a self-directed basis without the counsel and advice from an investment manager advisor. Since that time, and with the approval of Redwood's shareholders, the Board of Directors of Redwood has undertaken a concerted effort to redirect its assets into the acquisition

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and development of majority-owned operating subsidiaries. Those efforts have resulted in Redwood's assets being concentrated in the following controlled subsidiaries:

     o TDP Energy Company: Redwood currently owns 57.5% of the total outstanding securities of TDP. TDP is engaged in oil and gas exploration and development through two wholly owned subsidiaries:
          TriPower and Buttes Energy, Inc. As of September 30, 2004, TDP accounted for approximately 65% of Redwood's total combined assets and 71% of Redwood's operating revenues for the six months then ended.

     o Wyoming Resorts, LLC: Redwood owns 51% of the membership interest in Wyoming Resorts, LLC which owns and operates a resort hotel located in Thermopolis, Wyoming and an undivided 25% interest in Cappell Valley Vineyard, LLC which holds real estate in Napa, California, which is being developed as a vineyard.

     o Alta California Broadcasting, Inc.: Redwood owns 66.25% of the outstanding equity securities of Alta California Broadcasting, Inc. which owns 100% of Four Rivers Broadcasting, Inc., which owns radio stations and related assets.

     o Napa Canyon, LLC: Redwood owns 100% of the equity and a 90% profits interest of Napa Canyon, LLC which owns undeveloped real estate in Napa County, California.

     o Antelope Peak: Redwood owns 100% of Antelope Peak which owns a broadcasting tower in Northern California.

     o Montana Resorts, LLC: Redwood owns 100% of Montana Resorts, LLC, which owns 100% of Yellowstone Gateway Resorts, LLC, which owns and operates a hotel in Gallatin Gateway, Montana. On November 15, 2004, Yellowstone Gateway Resorts, LLC filed a voluntary petition in bankruptcy under Chapter 11 of the United State Bankruptcy Code.

As a result of the change in its policies in 1992, in June 1994 Redwood filed with the SEC an application to be deregistered as an investment company as a result of the fact that it no longer met the requirements of an investment company that its investments be concentrated in investment securities. The SEC suspended its review of the application for deregistration in June 1995 due to an investigation that the SEC was conducting of certain activities of Redwood's former president John C. Power. In 1999, Redwood filed with the SEC a new application seeking an order under the 1940 Act that would permit it to undertake a reverse split of its outstanding securities in a manner that would result in Redwood being exempt from the registration requirements of the 1940 Act by reason of having fewer than 100 shareholders. This application was subsequently withdrawn voluntarily by Redwood after discussions with the staff of the SEC. On January 2, 2002, Redwood filed another application seeking deregistration under the 1940 Act. This application is pending. The SEC has indicated to Redwood that it has deferred consideration of the application pending the receipt by the SEC of information relating to the Primrose litigation against TDP discussed below. This information was provided by Redwood to the SEC in March of 2005 and Redwood is awaiting further information from the SEC.

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As a result of its inability to obtain deregistration under the 1940 Act to permit Redwood more flexibility in dealing with its assets and liabilities, Redwood has been experiencing declines in net asset value. Its principal source of revenues and assets are associated with TDP and it currently has no sources of financing or cash flow other than from TDP. As discussed below, the status of TDP has been uncertain pending the resolution of certain litigation involving TDP.

Trading in Redwood's common stock has essentially been nonexistent during the last several years. Although quoted on the over-the-counter Bulletin Board, in the 24 months beginning April 2003 and ending in March 2005 there were ten months in which no sales of Redwood common stock were reported on the Bulletin Board and the average daily volume during such period ranged from zero to 1,347 shares. The public quoted stock price prior to the announcement of the intent of Holdings to make this tender offer during such period ranged from $0.62 to $0.70. There has been essentially no liquidity for the shareholders of Redwood.

PRIMROSE LITIGATION

As noted earlier, Redwood owns 57.5% of TDP. The balance of TDP is owned by Primrose Drilling Ventures, Ltd ("Primrose"). In 2003, Primrose filed an action in the United States District Court for the Eastern District of Oklahoma against TDP, Redwood, Gibbs and John Power alleging mismanagement and breaches of fiduciary duty and other claims. In June 2004, a settlement agreement was reached between Primrose and the defendants which provides for an obligation of TDP to purchase all of the shares in TDP owned by Primrose, at a value to be determined based on appraisal. As a result of delays by Primrose in finalizing this settlement, the defendants filed a motion to enforce the settlement agreement which motion was granted in March 2005. Closing of the settlement will result in Redwood's owning 100% of TDP. The timing of the closing of this transaction is dependent upon the ability of the parties to negotiate and execute definitive settlement documents in accordance with the court's order, the completion of the appraisal process and the approval of the SEC which is required under the 1940 Act.

DEREGISTRATION UNDER THE 1940 ACT

The 1940 Act requires the approval of the SEC for any deregistration of an investment company. Until such deregistration occurs, Redwood is obligated to continue to file reports with the SEC and as long as Redwood is current in the filing of such reports with the SEC, it expects that its shares will still be eligible for listing on the Bulletin Board. However, due to the limited number of shareholders of Redwood, approximately 197 as of April, 2005, and the lack of any persons interested in purchasing the shares of Redwood, we do not anticipate that there will be any significant liquidity for shareholders of Redwood. While we believe that a reduction in the number of shareholders to fewer than 100 may improve the chances of Redwood's being deregistered under the 1940 Act, the SEC must still approve such deregistration and until it does so, Redwood will continue to file reports with the SEC. The offer is not conditioned on the SEC's approval of the deregistration.

ACQUISITION OF CONTROL BLOCK

Beginning in the summer of 2004, after the settlement agreement was reached in the Primrose litigation, Gibbs began exploring alternatives that might enable him to acquire control of

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Redwood and thereby control of TDP. Gibbs initiated discussions with John Power, the then president and largest single shareholder of Redwood about the possibility of buying shares of a control block of shares of Redwood owned by John Power, Randy Butchard and Allan Williams (the "Selling Shareholders").
These discussions took place over an extended period of time to evaluate the effects of any such transactions on Redwood's status under the 1940 Act, the effect on its pending deregistration application with the SEC, the ability to obtain financing for any such transaction, as well as negotiating the potential terms.

On March 24, 2005, Holdings entered into a stock purchase agreement ("Agreement") with the Selling Shareholders whereby Holdings acquired in a "first closing" 901,632 shares of Redwood common stock and agreed to acquire in a "second closing" an additional 670,731 shares of Redwood common stock for an aggregate purchase price of $2,515,781, or $1.60 per share, payable $375,000 in cash and $2,140,781 in promissory notes from Holdings to the Selling Shareholders payable in quarterly installments of $150,000 beginning on the earlier of (i) the date Holdings acquires 100% of the stock of Redwood or (ii) March 24, 2006. The promissory notes are personally guaranteed by Gibbs and secured by a Redwood note payable to Gibbs in the principal amount of $1,230,000 due April 1, 2016, which is convertible into 719,000 shares of Redwood common stock (the "Convertible Note"). In the first closing, Holdings paid or will pay $375,000 in cash and $1,067,611 in promissory notes and Holdings will pay in the second closing $1,703,170 in promissory notes. The purchase of the 670,731 shares in the second closing is subject to Federal Communications Commission approval of a sale of control of Redwood by reason of Redwood's ownership of control of a subsidiary which owns radio stations and associated FCC licenses. An application for approval was filed with the FCC on April 15, 2005. It is anticipated that such approval will be obtained within 60 days.

Effective March 24, 2005, John Power resigned as an officer and director of Redwood and its controlled subsidiaries and Gibbs was elected President of Redwood. The Board of Redwood consists of its existing remaining independent directors, Joseph O. Smith and Peter Hirschburg. John Power remains as a consultant to Redwood as long as Holdings requests for a consulting fee of $10,500 per month. In addition, Redwood has entered into a separate indemnity agreement with Mr. Power agreeing to indemnify him to the fullest extent permitted by Colorado and federal law.

Redwood and its controlled subsidiaries other than TDP do not have any sources of cash to meet their obligations. Historically, funds for this purpose have been provided by asset sales or inter-company advances from TDP or its subsidiaries. Mr. Power has agreed that Holdings may withhold payments on the promissory note in favor or Mr. Power if in the judgment of Holdings funds are needed by Redwood or its controlled subsidiaries to meet their obligations and advance such "withheld payments" to Redwood. These withheld payments are limited to 50% of any quarterly payment or $200,000 in the aggregate unless Mr. Power reviews and approves the amount and reason for the withheld amounts. These advances will be obligations of Redwood to Mr. Power and will be repaid prior to any repayments of inter-company advances.

Holdings intends to continue the previously stated objective of Redwood, of terminating its registration as an investment company under the 1940 Act, which, if implemented, would result in Redwood's no longer being required to file reports under the 1940 Act and the termination of trading of its common stock on the Bulletin Board. Holdings will cause Redwood to file any

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amendments to its previously filed applications if necessary to reflect changes resulting from our acquisition of shares and the change in management.

Gibbs acquired on March 31, 2004, beneficial ownership of 719,000 shares of common stock of Redwood, which he has the right to acquire on conversion of the Convertible Note issued to him in 2001 which first became convertible on March 31, 2004. The conversion price for the shares is $1.71 per share. The Convertible Note was issued to Gibbs in exchange for the sale of 15% of the outstanding stock of TDP in an arm's length negotiated transaction between Gibbs and Redwood. Gibbs acquired 87,544 shares for accrued interest on the Convertible Note during the period from original issuance in 2001 through March 31, 2003. Gibbs also acquired 29,200 shares in open market transactions at various prices during the period between December 1996 and February 2004. On September 30, 2004, Gibbs obtained the right to acquire an additional 76,194 shares of common stock issuable to him for accrued interest of $110,801 on the Convertible Note through September 30, 2004. Gibbs will also obtain the right to acquire an additional number of shares of common stock issuable to him for accrued interest of $147,600 on the Convertible Note through March 31, 2004 when Redwood's net asset value per share as of March 31, 2005 is computed so the number of shares can be determined.

By reason of acquisition of the 901,632 shares on March 24, 2005, Gibbs beneficially owns 2,019,970 shares of Redwood common stock, including 795,194 shares he has the right to acquire on conversion of the Convertible Note and for accrued interest through September 30, 2004. Of these shares, 989,176 are owned by Holdings with shared voting and dispositive power, 206,400 shares are owned by TriPower with shared investment power and the balance are owned by Gibbs with sole voting and dispositive power. Under the Colorado Business Corporation Act ("CBCA"), the shares owned by TriPower may not be voted because they are effectively controlled by Redwood. Upon acquisition by Holdings of the remaining 670,731 shares under the Agreement, Gibbs will beneficially own a total of 2,690,701 shares of Redwood common stock, including the 795,194 shares he has the right to acquire, representing 81.7% of the shares of Redwood outstanding, including the shares he has the right to acquire. Of these 1,659,907 shares will be owned with shared voting and investment power with Holdings, 206,400 shares with shared investment power with TriPower which is indirectly 57.5% owned by Redwood and the balance with sole voting and investment power.

As of the date hereof, Holdings beneficially owns 989,176 shares of Redwood common stock, representing 44% of the voting shares outstanding. After the acquisition of the remaining 670,731 shares, Holdings will beneficially own 1,659,907 shares, representing 72% of the voting shares outstanding.

TENDER OFFER AND SECOND-STEP TRANSACTION

Holdings intends to acquire 100% of Redwood and have agreed with the Selling Shareholders to make this Offer to the Public Shareholders at a price of at least $1.60 per share as soon as practicable and to effect a Second Step Transaction at the Offer Price to purchase any shares not tendered.

As noted above, if Redwood's deregistration under the Act is obtained, Redwood will no longer file periodic reports with the SEC and Redwood's common stock will no longer be listed on the

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Bulletin Board. Following deregistration under the Act, Holdings will also cause
Redwood to change the composition of the Board to include solely persons designated by Holdings. Until that time, it is expected that Redwood's board would continue to consist of its two existing independent directors as required by the Act. Regardless of whether any of the shares are purchased in the tender offer, Holdings will be able to control all matters requiring approval of Redwood shareholders, including the election of directors.

Consummation of the Offer and the Second-Step Transaction will permit Holdings to own all of the equity interest in Redwood and all of the benefits of such ownership. Such benefits include management and investment discretion with regard to the future conduct of Redwood's business, the benefits of the profits generated by operations and increases, if any, in Redwood's value. Conversely, Holdings will bear the risk of any decrease in Redwood's value and losses generated by operations. If the offer and the Second-Step Transaction are consummated, Holdings will have a 100% interest in Redwood's net book value and net losses (which would equal approximately $3.4 million and $183 thousand, respectively, based on our Redwood's unaudited condensed financial statements as of and for the six month period ended September 30, 2004). After the second closing under the Agreement, Holdings will have an approximate 75% interest in such net book value and net losses (approximately $2.6 million and $137 thousand, respectively, based on Redwood's unaudited condensed financial statements as of and for the six month period ended September 30, 2004). Consummation of the Offer and the Second-Step Transaction also will allow Holdings to recapitalize Redwood by increasing its debt to equity ratio, thereby leveraging its equity investment to a degree that might not be appropriate for Redwood as a public company. Such high leveraging entails high risks to equity investors and may have an adverse effect on Redwood's earnings and value.

Holdings plans to cause Redwood to sell or liquidate all of its portfolio holdings other than TDP and its subsidiaries. If these are sold at a gain, Holdings will benefit from such gain. Conversely, if these are sold for a loss, Holdings will suffer the loss.

The Second-Step Transaction will implemented through a short form merger under the Colorado Business Corporation Act ("CBCA"). Where a shareholder owns at least 90% or more of the voting shares that remain outstanding following completion of the offer, a short-form merger may be effected, without a vote of the shareholders or approval of Redwood's directors. The consideration Holdings proposes to pay the Public Shareholders in the Second-Step Transaction would be cash in an amount equal to the Purchase Price.

If, however, the percentage of ownership of Holdings following completion of the Offer is less than 90% of the voting shares then outstanding, a vote of Redwood's shareholders would be required, and a longer period of time may be required to effect such merger. In addition, in a long form merger, the further approval of Redwood's board would be required which has not and may not be obtained in which event the Second-Step Transaction may be delayed or not occur.

No appraisal or dissenters' rights are available in connection with the Offer. In connection with a Second-Step Transaction, however, the shareholders who have not tendered their shares will have certain rights to dissent and receive the fair value of such shares.

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Such rights, if the statutory procedures were complied with, could lead to a judicial determination of the fair value (excluding any element of value arising from the accomplishment or expectation of the Second-Step Transaction) required to be paid in cash to such dissenting holders for their shares. Any such judicial determination of the fair value of shares could be based on considerations other than, or in addition to, the purchase price paid in the tender offer and the market value of the shares, including asset values and the investment value of the shares. The value so determined could be more or less than the purchase price per share pursuant to this tender offer or the consideration per share to be paid in a Second-Step Transaction.

REASON FOR AND PURPOSE OF THE OFFER

As the person who has been and will continue to be primarily responsible for the operations of TDP and TriPower, Gibbs through Holdings desires to acquire complete control of these entities by his acquisition of control of Redwood. Upon obtaining control of Redwood, Holdings intends to cause Redwood to sell or liquidate all of its ownership in other entities other than TDP. While Holdings could have purchased the shares of TDP owned by Redwood, rather than purchasing shares of Redwood, the controlling shareholders of Redwood were unwilling to consider such a transaction because of the adverse tax consequences associated with such a proposal. After consideration of other alternatives, the Selling Shareholders and Holdings ultimately agreed on the purchase of the Redwood shares as the most viable method to permit Holdings to acquire control of TDP and its subsidiaries.

CONSIDERATIONS AND RECOMMENDATION

Before buying the shares from the Selling Shareholders in the first closing, Holdings required the Board of Redwood to approve the tender offer. Because John
C. Power, Redwood's director and President, was entering into an agreement to sell all of his shares to Holdings, the Board determined that he had conflicts of interest in determining whether to approve the Holdings tender offer or any other transaction that would ultimately result in Holdings acquiring ownership of all of Redwood's outstanding shares. As such, on March 22 and 24, 2005, the two independent directors ("Independent Directors") of Redwood, Joseph A. Smith and Peter Hirschburg, held meetings and ultimately determined to approve the tender offer, subject to any changes in circumstances that might occur between the date of the first closing and the commencement of the tender offer.

On May 2, 2005, the Independent Directors met to reconsider the Offer and voted to approve the Offer and recommended that shareholders accept the Offer. In reaching its decision to recommend acceptance of the Offer, the Independent Directors considered a number of factors.

The following is a summary of the principal factors the Independent Directors considered.

     o The fact that the Selling Shareholders negotiated the Agreement with Holdings on an arms-length basis and had personal economic incentive to maximize value.

     o The premium reflected in the purchase price of $1.60 per share. The purchase price represents a premium of 258% over the $0.62 closing price on March 23, 2005, the day

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

          the purchase price was approved by the Independent Directors and a premium of 228% over the highest closing price of $0.70 the 12 months preceding March 24, 2005.

     o The Purchase Price of $1.60 is substantially higher than Redwood's net asset value of $1.38 per share as of September 30, 2004.

     o The fact that the Selling Shareholders are not receiving all cash for the shares, making the terms of the tender offer to the Public Shareholders more favorable than the terms of sale by the Selling Shareholders.

     o The potential liquidation proceeds to Public Shareholders if Redwood were to be liquidated would likely be less than the purchase price due to the difficulty in selling its controlled subsidiaries and the adverse tax consequences of any liquidation.

     o The limited public float and Redwood's small shareholder base, as indicated by the approximately 197 holders of record as defined by Rule 12g5-1 of the Exchange Act, decreases the likelihood there will be a significant active trading market for the shares in the foreseeable future.

     o The structure of the transaction, which is designed, among other things, to result in the receipt by the Public Shareholders of cash consideration at the earliest practicable time.

     o Redwood has not declared a dividend to its shareholders since becoming a public company, and the expectation that no such dividends would be paid in the foreseeable future.

     o The small market for the shares provides limited liquidity for shareholders to liquidate or add to their investments, and has made it difficult for Redwood to attract institutional investors or research coverage and to utilize the public equity capital markets effectively as a source of financing.

     o There are considerable costs associated with remaining a publicly-traded company, including the legal, auditing, accounting and other expenses involved in the preparation, filing and dissemination of annual and other periodic reports as well as the significant amount of time expended by Redwood's management in connection with such matters.

     o The going-private transaction would eliminate the exposure of the Public Shareholders to any further decline in the market price of the shares.

     o The offer will shift the risk of the future financial performance of Redwood from the Public Shareholders to Holdings.

     o    Redwood has been unable to obtain deregistration under the 1940 Act.

     o The financial condition, results of operations and cash flows of Redwood.

In addition to the factors listed above, the Independent Directors also considered certain negative factors including the fact that consummation of the Offer would eliminate the opportunity of the Public Shareholders to participate in any potential future growth in value of Redwood and that those shareholders who elect not to tender their shares in the offer may suffer increased illiquidity.

During the preceding two years, Redwood has not received any offers from independent third parties for the merger or consolidation of Redwood with another company, the sale of all or any substantial part of Redwood assets or the purchase of shares that would enable the holder to exercise control of Redwood. Management of Redwood approached several possible buyers of TDP and its subsidiaries to determine possible interest but none expressed any interest in such a transaction.

The Independent Directors also considered various factors in determining the procedural fairness of the Offer. The Independent Directors determined that the Offer is procedurally fair to the Public Shareholders because:

     o    The Independent Directors have approved the Offer.

     o Each Public Shareholder can determine individually whether to tender shares in the Offer. Accordingly, those shareholders that do not believe in the fairness of the Offer are not required to tender their shares and can pursue dissenters' rights under the CBCA in connection with the Second-Step Transaction.

     o Each Public Shareholder will receive the same consideration in the Second-Step Transaction if they do not tender their shares in the Offer.

     o Unless Holdings waives the Minimum Condition, the transaction is structured in a manner that at least a majority of the Public Shareholders must accept the Offer. If the Minimum Condition is waived, Holdings could acquire any shares tendered, which could be less than a majority. However, Holdings would not then be able to effect a short form merger and further approval of the Board of Redwood would then be required for a long form merger.

No unaffiliated representative of the Public Shareholders was appointed by Board of Redwood, but the Public Shareholders were effectively represented by the Selling Shareholders who negotiated the price on an arms length basis.

In determining that the Offer is fair to the Public Shareholders, the Independent Directors considered the above substantive and procedural factors as a whole and did not assign specific or relative weights to them.

NO INDEPENDENT FINANCIAL ADVISOR AND LEGAL COUNSEL. The Independent Directors did not have the benefit of advice from an independent financial advisor or legal counsel. The Independent Directors considered the costs to obtain such assistance to be prohibitive given the lack of Redwood resources to fund such costs and the fact that the fairness of the Offer Price was determined by the arms-length negotiation between Holdings and the Selling Shareholders.

INTENT TO TENDER. Gibbs intends to tender 29,200 Shares beneficially owned by him in individual retirement accounts. Joseph O. Smith, a director of Redwood, intends to tender the 12,000 Shares he owns.

ITEM 5.  PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

Each of the Independent Directors will receive $2,000 per meeting for his service. In addition, the Company has agreed to reimburse each of the Independent Directors for all out-of-pocket expenses incurred.

Except as disclosed herein, neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to the Company's shareholders concerning the Offer.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

No transactions in the Company securities have been effected during the past 60 days by the Company or, to the knowledge of the Company, by any executive officer, director or affiliate of the Company other than those described elsewhere herein.

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Except as set forth in this Statement, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (1) a tender offer for or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (3) a purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or
(4) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Except as set forth in this Statement, there are no transactions, resolutions of the Board, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

ITEM 8.  ADDITIONAL INFORMATION

None.

ITEM 9.  EXHIBITS

The following Exhibits are filed herewith:


------------------ -------------------------------------------------------------
      EXHIBIT                           DESCRIPTION
------------------ -------------------------------------------------------------
(a)(2)(i)          Letter to Shareholders of Redwood Microcap Fund, Inc. (filed herewith)
------------------ -------------------------------------------------------------
(a)(2)(ii) Press Release issued by Redwood Microcap Fund, Inc. on Form 8-K, filed with the Securities and Exchange Commission on March 28, 2005 (incorporated by reference)
------------------ -------------------------------------------------------------
(a)(2)(iii) Press Release issued by Redwood Microcap Fund, Inc. on April 25, 2005 (incorporated by reference to Exhibit (a)(5)(iii) to Schedule TO)
------------------ -------------------------------------------------------------
(a)(2)(iv) Press Release issued by Redwood Microcap Fund, Inc on May 4, 2005 (filed Herewith)
------------------ -------------------------------------------------------------
(e)(1) Stock Purchase Agreement dated March 24, 2005 between Gibbs Holdings, LLC and the Shareholders named therein. (Incorporated by reference to Exhibit 1 to Schedule 13D filed by Gibbs Holdings, LLC on March 28, 2005)
------------------ -------------------------------------------------------------
(e)(2) Form of Pledge and Security Agreement between John Gibbs and the Shareholders (Incorporated by reference to Exhibit 2 to
                   Schedule 132D filed by Gibbs Holdings, LLC on March 28, 2005)
------------------ -------------------------------------------------------------
(g)                None
------------------ -------------------------------------------------------------

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         REDWOOD MICROCAP FUND, INC.


                                         By:    /s/ Stan Pittman
                                                ----------------------
                                         Name:  Stan Pittman
                                         Title: Treasurer and Secretary


Dated: May 4, 2005

EXHIBIT INDEX

------------------ -------------------------------------------------------------
      EXHIBIT                           DESCRIPTION
------------------ -------------------------------------------------------------
(a)(2)(i)          Letter to Shareholders of Redwood Microcap Fund, Inc. (filed herewith)
------------------ -------------------------------------------------------------
(a)(2)(ii) Press Release issued by Redwood Microcap Fund, Inc. on Form 8-K, filed with the Securities and Exchange Commission on March 28, 2005 (incorporated by reference)
------------------ -------------------------------------------------------------
(a)(2)(iii) Press Release issued by Redwood Microcap Fund, Inc. on April 25, 2005 (incorporated by reference to Exhibit (a)(5)(iii) to Schedule TO)
------------------ -------------------------------------------------------------
(a)(2)(iv) Press Release issued by Redwood Microcap Fund, Inc on May 4, 2005 (filed Herewith)
------------------ -------------------------------------------------------------
(e)(1) Stock Purchase Agreement dated March 24, 2005 between Gibbs Holdings, LLC and the Shareholders named therein. (Incorporated by reference to Exhibit 1 to Schedule 13D filed by Gibbs Holdings, LLC on March 28, 2005)
------------------ -------------------------------------------------------------
(e)(2) Form of Pledge and Security Agreement between John Gibbs and the Shareholders (Incorporated by reference to Exhibit 2 to
                   Schedule 132D filed by Gibbs Holdings, LLC on March 28, 2005)
------------------ -------------------------------------------------------------
(g)                None
------------------ -------------------------------------------------------------













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